UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of December 2025
Commission File Number: 001-36158
Wix.com Ltd.
(Translation of registrant’s name into English)
5 Yunitsman St.,
Tel Aviv, Israel, 6936025
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
EXPLANATORY NOTE
On December 18, 2025, Wix.com Ltd. (NASDAQ: WIX) (“Wix,” the “Company,” “we” or “our”) held an Annual General Meeting of Shareholders (the “Meeting”), at our principal executive offices located at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025.
At the Meeting, the Company’s shareholders approved the following resolutions:

(i)
Re-election of Avishai Abrahami and Mark Tluszcz as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2028, and until their respective successors are duly elected and qualified.

(ii)	Amendment and readoption of the compensation arrangement of the Company’s non-executive directors, as required under Israeli law.
(iii)	Ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.
Only shareholders of record as of the close of business on November 17, 2025 were entitled to vote at the Meeting.
All resolutions were approved by the requisite majority under the Israeli Companies Law, 5759-1999 and the Company’s Articles of Association.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2025
WIX.COM LTD.
By:    /s/ Naama Kaenan
Name:    Naama Kaenan
Title:    General Counsel